FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCREASE IN BENEFICIAL INTEREST IN HIDROELECTRICA EL CHOCON S.A.
THROUGH THE EXERCISE OF PRE-EMPTIVE PURCHASE RIGHTS GRANTED BY
 CMS FOR US$ 50 MILLION

In accordance with the provisions of articles 9 and 10 of the Chilean Securities Market Law and General Rule No. 30 of the Superintendence, and duly authorized by the Board of Directors for this purpose, I hereby inform you of the following material information.

Yesterday, Empresa Nacional de Electricidad S.A. (“Endesa Chile”) acquired from CMS Generation Co. and CMS Generation S.R.L. (individually and collectively, “CMS”), 2,734,110 R-class shares and 1,733,390 L-class shares, representing 25 % of the share capital of Hidroinvest S.A., the Argentine holding company and controller of Central Hidroeléctrica El Chocón S.A. (the “Company”), and also acquired 7,405,768 direct shares of the Company. The total purchase price was US$ 50 million, which includes debt that Hidroinvest S.A. owed CMS.

With this purchase, the beneficial interest of Endesa Chile in Hidroinvest S.A. increased from 69.9 % to 94.9%, and strengthens our control of the Company, which is 59%-controlled by Hidroinvest S.A. In addition, the Shareholders Agreement in the Company was terminated. The share purchase was carried out through the exercise of pre-emptive rights (right of first refusal) previously granted and notified by CMS.

As a result of the foregoing share purchases, Endesa Chile increased its directly and indirectly beneficial interest in Hidroeléctrica El Chocón S.A. to 64.7%.

Hidroeléctrica El Chocón S.A. is a generation subsidiary of Endesa Chile with an installed capacity of 1,320 MW. It was acquired in 1993, and it is located in the Province of Neuquén, Argentina.

March 9, 2007

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Dated: March 09, 2007	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.
Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.